Exhibit 99.1

Foresight Continues to Progress During COVID-19 Pandemic

Ness Ziona, Israel – April 22, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, today provided an update on operational and financial measures taken by the Company in response to the COVID-19 pandemic.

The Company and its wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd. are fully maintaining their business activities as usual, with minimal impact to research and development, business development and marketing activities. In response to the COVID-19 pandemic outbreak and its financial implications, Foresight has taken decisive action to reduce its monthly cash burn spending by more than 20%. These measures were implemented as of March 2020. Foresight is pleased with its technological development progress and does not foresee sizable impacts to its current commercialization efforts.

“We have reduced our expected annual cash burn by more than 20% and in addition have seen significant cost savings in SG&A due to decreased travel expenses, which provides us with a longer run rate. In addition, given the progress we have made so far in 2020, we have received significant interest from prospective strategic partners. We will continue to maintain our primary focus of building shareholder value,” said Haim Siboni, CEO of Foresight.

“We have a high degree of trust in the Company going forward. We will continue to build on recent successes such as our partnership with FLIR Systems, Inc., a world leader in thermal imaging infrared cameras, as well as the groundbreaking technological developments to the QuadSight® vision system, including automatic calibration, 3D point cloud and multispectral sensor fusion. We believe that these new features will enable Foresight to expand into new industries and verticals in the coming months,” concluded Mr. Siboni.

Considering the existing travel restrictions, the Company has adopted virtual meeting and presentation practices that allow continuous communications with both potential and existing customers. Foresight broadcasts live demonstrations to potential customers and shared recent test results over several media channels.

Foresight’s health and welfare strategy aims to protect stakeholders such as employees, customers and vendors from the spread of COVID-19 while providing as much economic flexibility as is feasible. Consequently, the Company has implemented appropriate procedures, including remote working practices, to ensure that it is conducting business in a safe and effective manner. Foresight employees remain productive during this difficult time and, due to newly implemented initiatives and a high level of morale, the Company’s sales force remains motivated.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses operational and financial measures taken by the Company in response to the COVID-19 pandemic, reducing cash burn spending, maintaining primary focus of build shareholder value, building on recent successes, that new features will enable Foresight to expand into new industries and verticals in the coming months, and broadcasting live demonstrations to potential customers. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:
Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654